FILED BY DSV A/S
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AG
FILE NO. 132-02826

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO JAPAN OR AUSTRALIA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

PRE-ANNOUNCEMENT OF THE PUBLIC EXCHANGE OFFER
by

DSV A/S, Hedehusene, Denmark (or by one of its directly or indirectly controlled subsidiaries, in which case DSV A/S will guarantee such subsidiary's obligations to the extent required)

for all publicly held registered shares with a nominal value of CHF 0.10 each of

Panalpina Welttransport (Holding) AG, Basel, Switzerland

A	Background
Subject to and in accordance with the terms and conditions set forth below, DSV A/S, a stock corporation governed by Danish law with its registered office in Hedehusene, Denmark, which is a global supplier of transport and logistics services and the shares of which are listed on NASDAQ Copenhagen (ISIN: DK0060079531; ticker symbol: DSV) ("DSV" or "Offeror"), intends to launch a public exchange offer ("Offer" or "Exchange Offer") on or around 13 May 2019, pursuant to article 125 et seq. of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015, for all publicly held registered shares (Namenaktien) of Panalpina Welttransport (Holding) AG, Basel, Switzerland ("Panalpina" or the "Company") with a nominal value of CHF 0.10 each ("Panalpina Shares", and each individually a "Panalpina Share"). The Panalpina Shares are listed on SIX Swiss Exchange ("SIX") (securities number: 216'808; ISIN: CH0002168083; ticker symbol: PWTN).
On 1 April 2019, DSV entered into a transaction agreement with the Company (the "Transaction Agreement"). Under the terms of the Transaction Agreement, the board of directors of the Company agreed, inter alia, to recommend that shareholders of the Company accept the Offer.
In addition, on 1 April 2019, DSV entered into tender agreements with Ernst Göhner Stiftung, Cevian Capital II Master Fund LP and Artisan Partners Limited Partnership,

in which the latter three agreed to tender all Panalpina Shares held by them into the Exchange Offer (10'898'352 Panalpina Shares, corresponding to 45.89% of the share capital of Panalpina, held by Ernst Göhner Stiftung, 2'915'802 Panalpina Shares, corresponding to 12.28% of the share capital of Panalpina, held by Cevian Capital II Master Fund LP and 2'791'985 Panalpina Shares, corresponding to 11.76% of the share capital of Panalpina, held or discretionally managed by Artisan Partners Limited Partnership). Ernst Göhner Stiftung in addition undertook not to sell the DSV Shares (as defined in Section B.2 below) it will receive under the Exchange Offer for a period of twenty-four (24) months following the settlement of the Offer ("Settlement"), subject to certain exceptions, and DSV undertook to nominate and support the election of a candidate proposed by Ernst Göhner Stiftung to the board of directors of DSV at an extraordinary shareholders' meeting to be held after the Settlement.
B	Terms of the Offer
1	Object of the Offer
Except as specified below, and subject to the Offer Restrictions set forth in Section C below, the Offer will extend to all publicly held Panalpina Shares, including all Panalpina Shares that will be issued by the Company upon the exercise of outstanding share options and similar share entitlements under any employee option, incentive or similar plan before the expiration of the Additional Acceptance Period (as defined in Section B.3 below).
The Offer will neither extend to Panalpina Shares that are held by DSV or any of its subsidiaries, nor to Panalpina Shares that are held by the Company or any of its subsidiaries.
2	Offered Shares / Exchange Ratio
DSV will offer 2.375 registered shares of DSV with a nominal value of DKK 1 each ("DSV Shares", and each individually a "DSV Share") for one Panalpina Share ("Exchange Ratio"). Fractions of DSV Shares will be paid in cash in CHF.
On the basis of the closing price of the DSV Shares on NASDAQ Copenhagen and the DKK/CHF exchange rate as per WM/Reuters 16:00 GMT Fixing (as per Bloomberg) on the last trading day on NASDAQ Copenhagen prior to the publication of this pre-announcement ("Pre-Announcement"), the Exchange Ratio corresponds to an offer price of CHF 195.80 per Panalpina Share ("Cash Equivalent"). On the basis of the volume-weighted average price of the on-exchange trades in DSV Shares on NASDAQ Copenhagen over the last sixty (60) trading days on NASDAQ Copenhagen prior to publication of this Pre-Announcement and the DKK/CHF exchange rate as per WM/Reuters 16:00 GMT Fixing (as per Bloomberg) on the last trading day on NASDAQ Copenhagen prior to the publication of this Pre-Announcement, the Exchange Ratio corresponds to an offer price of CHF 186.63 per Panalpina Share.

The Exchange Ratio will be reduced or increased by the gross amount of any dilutive effects in respect of the Panalpina Shares and/or the DSV Shares prior to the Settlement. Dilutive effects include, inter alia, distributions of any kind (e.g. dividend payments, distributions as a result of a capital reduction, etc.), capital increases (except for capital increases of Panalpina or DSV based on the exercise of options and similar rights to acquire Panalpina Shares or DSV Shares that are outstanding under employee participation and similar plans on the date of the Pre-Announcement and that are, on the date of their exercise, exercisable under the relevant plan and except for the capital increase of DSV to create the DSV Shares to be delivered under the Offer), spin-offs, demergers, mergers and similar transactions, disposals of assets below or acquisitions of assets above their market value, the sale of Panalpina Shares by the Company or its subsidiaries respectively of DSV Shares by DSV or its subsidiaries or persons acting in concert with DSV at an issuance or sales price below, or the purchase of the same at a price above, the stock market price, or the issuance of option and/or conversion rights or other financial instruments relating to the Panalpina Shares and/or the DSV Shares, except for the sale and/or delivery by the Company of any Panalpina Shares or financial instruments thereon or DSV of any DSV Shares or financial instruments thereon under any of the Company's or DSV's equity plans.
The Offer will be made into the United States in reliance on the Tier II exemption pursuant to Rule 14d-1(d) of, and in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), and otherwise in accordance with the requirements of Swiss law.
The Offeror is investigating the availability of a "vendor placement" arrangement with respect to the Offer pursuant to applicable securities laws and regulations for the U.S. holders of Panalpina Shares who are not "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933 (the "Securities Act")) (any such U.S. holder of Panalpina Shares, a "Retail U.S. Holder").  If it is determined that such arrangement is available, the Offeror reserves the right to structure the Offer in a manner whereby the Retail U.S. Holders who participate in the Offer would receive net cash proceeds from the sale of the DSV Shares that they would otherwise be entitled to receive in the Offer (such arrangement, a "Vendor Placement").  The sale of DSV Shares pursuant to a Vendor Placement would occur outside of the United States pursuant to a centralised sale process and would be subject to applicable fees and expenses.
3	Cooling-Off Period, Main Offer Period and Additional Acceptance Period
The offer prospectus relating to the Offer ("Offer Prospectus") is expected to be published on or around 13 May 2019. Should a Vendor Placement not be implemented, the Offeror will file for an exemption with the Takeover Board from the obligation to publish the Offer Prospectus within six (6) weeks from the publication of the Pre-

Announcement. Following the expiry of a cooling-off period of ten (10) Trading Days ("Cooling-Off Period"), the main offer period is expected to be open for acceptance for twenty (20) Trading Days being not less than twenty (20) U.S. business days, i.e. assuming the Offer Prospectus will be published on 13 May 2019, from 28 May 2019 until 26 June 2019, 16:00 CEST (the "Main Offer Period").
The Offeror reserves the right to extend the Main Offer Period on one or more occasions to a maximum of forty (40) Trading Days. An extension of the Main Offer Period beyond forty (40) Trading Days would require the prior consent of the Takeover Board. If the EU registration statement and, should a Vendor Placement not be implemented, the U.S. registration statement relating to the Offer are not declared effective by the competent authorities prior to the expiration of the (extended) Main Offer Period, the Offeror will request an extension of the Main Offer Period beyond forty (40) Trading Days from the Takeover Board.
After expiry of the (possibly extended) Main Offer Period and if the Offer is declared successful (zustande gekommen), there will be an additional acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer. Unless the Cooling-Off Period and/or the Main Offer Period are extended, the additional acceptance period is expected to commence on 3 July 2019 and end on 16 July 2019 at 16:00 CEST (the "Additional Acceptance Period").
4	Offer Conditions, Waiver of Offer Conditions, Duration of Offer Conditions and Deferral of Settlement
4.1	Offer Conditions
The Offer is expected to be subject to the following conditions (the "Offer Conditions", and each an "Offer Condition"):
a)
Minimum acceptance level: Upon expiry of the (possibly extended) Main Offer Period, the Offeror shall have received valid and irrevocable declarations of acceptance for such number of Panalpina Shares which, when combined with the Panalpina Shares held by DSV and its subsidiaries (but not including the Panalpina Shares held by the Company or its subsidiaries), account for at least 80% of all Panalpina Shares that will be issued at the end of the (possibly extended) Main Offer Period.

b)
Merger clearances and other approvals: All waiting periods applicable to the acquisition of the Company by the Offeror shall have expired or been terminated and all competent merger control and other authorities (including the Committee on Foreign Investment in the United States (CFIUS)) and, if applicable, courts, in all relevant jurisdictions shall have approved (or cleared, as applicable) the Offer, its Settlement and the acquisition of the Company by the Offeror, without imposing any undertaking or condition on DSV and/or the Company and/or any of their respective subsidiaries or making their approvals and/or clearance subject to the satisfaction of any condition or undertaking that, individually or together with any other condition or undertaking or other circumstances or events, in the opinion of an independent accounting firm or investment bank of international repute to be appointed by DSV ("Independent Expert"), would reasonably be capable of causing any of the following effects (each a "Material Adverse Effect") on the Company and its subsidiaries, taken as a whole, or DSV and its subsidiaries, taken as a whole:
(i)
a reduction of annual consolidated earnings before interest and taxes ("EBIT") by an amount of CHF 26 million (which, according to the annual report of the Company for the year ended 31 December 2018, corresponds to approximately 22% of the consolidated EBIT of the Company for the financial year 2018) or more; or

(ii)
a reduction of annual consolidated revenue by an amount of CHF 543.2 million (which, according to the annual report of the Company for the year ended 31 December 2018, corresponds to approximately 9% of Company consolidated revenue for the financial year 2018) or more; or

(iii)
a reduction of consolidated equity by an amount of CHF 68.5 million (which, according to the unaudited condensed consolidated balance sheet of the Company as at 31 December 2018, corresponds to approximately 12% of the Company's consolidated equity as of such date) or more.

c)
No Material Adverse Effect: By the end of the (possibly extended) Main Offer Period, no circumstances shall have arisen and no events shall have occurred, and no circumstances or events shall have been reported by the Company or otherwise come to the attention of the Offeror that, considered individually or in conjunction with other requirements, obligations, circumstances or events, in the opinion of the Independent Expert, would reasonably be capable of having a Material Adverse Effect on the Company, including its direct or indirect subsidiaries.

d)
Repeal of art. 5 para. 2 and art. 12 para. 2 of the Company's articles of association: A duly convened ordinary or extraordinary shareholders' meeting of the Company shall have validly resolved to repeal (i) the transfer restriction according to art. 5 para. 2 of the Company's articles of association and (ii) the voting right restriction according to art. 12 para 2 of the Company's articles of association without replacement, and these amendments of the Company's articles of association shall have been registered in the Commercial Register of the Canton of Basel-City.

e)
Registration in the share register of the Company: Subject to an ordinary or extraordinary shareholders' meeting of the Company having taken the resolution according to Offer Condition d) (i) above, the board of directors of the Company shall have resolved to register DSV and/or any other company controlled and designated by DSV in the share register of the Company as shareholder(s) with voting rights with respect to all Panalpina Shares that DSV or any of its subsidiaries have acquired or may acquire, and DSV and/or any other company controlled and designated by DSV shall have been so recorded in the share register of the Company.

f)
Resignation and election of the members of the board of directors of the Company: Subject to the fulfilment or waiver of all other Offer Conditions, (i) all incumbent members of the board of directors of the Company shall have resigned from their functions on the boards of directors of the Company and its subsidiaries at the latest with effect from the Settlement, and (ii) a duly convened extraordinary shareholders' meeting of the Company shall have elected the persons designated by DSV as members of the board of directors of the Company representing DSV with effect as of the Settlement (and no other person shall have been elected as member of the board of directors of the Company).

g)
Capital increase of DSV: A shareholders' meeting of DSV shall have resolved on and approved an authorisation to the board of directors of DSV to decide a capital increase of DSV to create the DSV Shares to be delivered under this Offer.

h)
Approval of listing prospectus: The Danish Financial Supervisory Authority shall have approved a prospectus required for the listing and admittance to trading of the DSV Shares to be delivered under this Offer.

i)	Listing of DSV Shares: NASDAQ Copenhagen shall have approved the listing and admittance to trading of the DSV Shares to be delivered under this Offer.
j)
Effectiveness of U.S. registration statement: If the Vendor Placement is not implemented, the U.S. registration statement with respect to the DSV Shares to be issued in connection with the Offer has become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this registration statement has been issued by the U.S. Securities and Exchange Commission ("SEC") and no proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn.

k)	No adverse resolution of the shareholders' meeting of the Company: No shareholders' meeting of the Company shall have:

(i)
resolved upon or approved any dividends or other distribution or capital reduction, or any purchase, spin-off (Abspaltung), transfer of assets and liabilities (Vermögensübertragung) or any other disposal of assets (x) with an aggregate value or for an aggregate consideration of more than CHF 225.4 million (which, according to the annual report of Panalpina for the year ended 31 December 2018, corresponds to approximately 10% of Panalpina's consolidated assets as of 31 December 2018), or (y) contributing in the aggregate more than CHF 17.8 million to the EBIT of the Company (which, according to the annual report of Panalpina for the year ended 31 December 2018, corresponds to approximately 15% of the consolidated EBIT of Panalpina for the financial year 2018);

(ii)	resolved upon or approved any merger, demerger (Aufspaltung) or ordinary, authorized or conditional capital increase of the Company; or
(iii)	adopted an amendment of the articles of association of the Company to introduce any transfer restrictions (Vinkulierung) or voting limitations (Stimmrechtsbeschränkungen).
l)	No prohibition: No judgment, decision, order or any other authoritative measure shall have been issued that prevents, prohibits or declares illegal the Offer or its Settlement.
m)
No obligation to acquire or sell material assets or to incur or repay material indebtedness: With the exception of the obligations that have been made public prior to the date of this Pre-Announcement or that are related to the Offer or arise from its Settlement, between 31 December 2018 and the transfer of control to the Offeror, the Company and its subsidiaries shall not have undertaken to acquire or sell any assets or incur or repay any indebtedness in the aggregate amount or value of more than CHF 225.4 million (which, according to the annual report of Panalpina for the year ended 31 December 2018, corresponds to approximately 10% of Panalpina's consolidated assets as of 31 December 2018).

4.2	Waiver of Offer Conditions
Subject to applicable law, the Offeror reserves the right to waive the Offer Conditions set forth above in full or in part.
4.3	Period for which the Offer Conditions are in Force and Effect and Deferral
Conditions (a) and (c) will apply until the end of the (possibly extended) Main Offer Period.

Conditions (b), (d), (e), (f), (g), (h), (i), (j), (k), (l) and (m) will apply until the Settlement, although conditions (d), (e) and (f) will apply until no later than the date on which the competent corporate body of the Company adopts the required resolution, if such date is before the Settlement.
If any of conditions (a) and (c) or, if the respective corporate body of Panalpina resolves on the matters specified in conditions (d), (e) and (f) prior to the expiration of the (possibly extended) Main Offer Period, any of conditions (d), (e) and (f) (with respect to the resolutions of corporate bodies mentioned therein) have not been satisfied or waived by the end of the (possibly extended) Main Offer Period, the Offeror has the right to declare the Offer as unsuccessful.
In the event that any of conditions (b), (d), (e), (f), (g), (h), (i), (j), (k), (l) and (m) have not been satisfied or waived by the Settlement date, the Offeror shall be entitled to declare the Offer unsuccessful or to defer the Settlement for a period of up to four (4) months after the expiration of the Additional Acceptance Period. If condition (b) has not been satisfied or waived by the Settlement date, the Offeror is obliged to defer the Settlement for a period of up to four (4) months after the expiration of the Additional Acceptance Period (any such deferral, the "Deferral").
During the Deferral, the Offer shall continue to be subject to conditions (b), (g), (h), (i), (j), (k), (l) and (m), and, if and to the extent still applicable (see preceding paragraphs), conditions (d), (e) and (f), as long as, and to the extent, such conditions have not been satisfied or waived. Unless the Offeror applies for, and the Swiss Takeover Board approves, an additional deferral of the Settlement, the Offeror will declare the Offer unsuccessful if such conditions have not been satisfied or waived during the Deferral.
C	Offer Restrictions
1	General
The distribution of this Pre-Announcement and any other materials relating to the Offer and the making of the Offer may in certain jurisdictions (including, but not limited to, Australia and Japan) ("Restricted Jurisdictions") be restricted by law, be considered unlawful or otherwise violate any applicable laws or regulations, or may require DSV or any of their direct and indirect subsidiaries to change or amend the terms or conditions of the Offer in any way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. Therefore, persons obtaining this Pre-Announcement and any other materials relating to the Offer or into whose possession this Pre-Announcement and any other materials relating to the Offer otherwise comes, are required to, and should inform themselves of and observe, all such restrictions. Neither DSV nor the receiving agent accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

The Offer is not being and will not be made, directly or indirectly, in or into the Restricted Jurisdiction. It is not intended to extend the Offer to any such Restricted Jurisdictions. This Pre-Announcement and any other materials relating to the Offer, and any and all materials related thereto, should not be sent or otherwise distributed in or into the Restricted Jurisdictions and the Offer cannot be accepted by any such use, means or instrumentality, in or from within the Restricted Jurisdictions. Accordingly, copies of this Pre-Announcement and any other materials relating to the Offer are not being, and must not be, sent or otherwise distributed in or into or from any Restricted Jurisdiction or, in their capacities as such, to custodians, trustees or nominees holding shares for persons in any Restricted Jurisdictions, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from any Restricted Jurisdiction. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No shares are being solicited for purchase or sale from or to a resident of the Restricted Jurisdictions and, if sent in response by a resident of the Restricted Jurisdictions, DSV reserves the right to reject such acceptance. Such documents relating to the Offer must not be used for the purpose of soliciting the purchase or sale of any Panalpina Shares or DSV shares by any person or entity resident or incorporated in any Restricted Jurisdiction.
Each person delivering an acceptance form in connection with the Offer will be required to certify that: (i) such person has not received the Offer, the offer document, the acceptance form or any other document relating to the Offer in a Restricted Jurisdiction, nor has such person mailed, transmitted or otherwise distributed any such document in or into a Restricted Jurisdiction; (ii) such person has not utilized, directly or indirectly, the mails, or any means or instrumentality of commerce, or the facilities of any national securities exchange, of a Restricted Jurisdiction in connection with the Offer; (iii) such person is not and was not located in a Restricted Jurisdiction at the time such person accepted the terms of the Offer or at the time such person returned the acceptance form; and (iv) if such person is acting in a fiduciary, agency or other capacity as an intermediary, then either (a) such person has full investment discretion with respect to the securities covered by the acceptance form or (b) the person on whose behalf such person is acting was located outside the Restricted Jurisdictions at the time he or she instructed such person to accept the Offer.
2	Notice to U.S. Holders
The Offer will be made for the Panalpina Shares listed and is subject to Swiss disclosure and procedural requirements, which are different from those of the United States of America. The Offer will be made in the U.S. in reliance on the Tier II exemption pursuant to Rule 14d-1(d) of, and otherwise in compliance with Section 14(e) of, and Regulation 14E under, the Exchange Act, and otherwise in accordance with the requirements of Swiss law. Accordingly, the Offer will be subject to disclo-

sure and other procedural requirements, including with respect to settlement and withdrawal rights that are different from those applicable under U.S. domestic tender offer procedures and laws. U.S. holders of Panalpina Shares are encouraged to consult with their legal, financial and tax advisors regarding the Offer.
According to the laws of Switzerland, Panalpina Shares tendered into the Offer may generally not be withdrawn after they are tendered except under certain circumstances, in particular if a competing offer for the Panalpina Shares is launched. In addition, the settlement of the Offer is expected to occur in accordance with the Swiss practice.
The Offeror reserves the right to acquire or agree to acquire Panalpina Shares or rights to Panalpina Shares outside the Offer after the date of the Pre-Announcement and prior to the Settlement of the Offer in accordance with applicable law and regulations and the provisions of the exemption provided under Rule 14e-5(b)(12) under the Exchange Act. Any of the purchases referred to in this paragraph may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed as and if required by applicable securities laws.
This Pre-Announcement does not constitute or form part of any offer to exchange or acquire, or a solicitation of an offer to exchange or acquire, Panalpina Shares.  This Pre-Announcement is not a substitute for the tender offer document or the preliminary prospectus / offer to exchange expected to be included in the Registration Statement on Form F-4 (the "Registration Statement") to be filed with the SEC if Vendor Placement is not implemented. The Offer referenced in this Pre-Announcement has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or pursuant to a Vendor Placement or another applicable exception from the registration requirements pursuant to the U.S. securities laws.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT (IF A VENDOR PLACEMENT IS NOT IMPLEMENTED) AND ALL OTHER RELEVANT DOCUMENTS THAT DSV HAS FILED OR MAY FILE WITH THE SEC OR ANY OTHER REGULATOR WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED OFFER.
It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. securities laws, since the Offeror and the Company are located in a non-U.S. jurisdiction, and some or all of their officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its of-

ficers or directors in a U.S. or non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.
As used herein, the "United States" or the "U.S." means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
3	United Kingdom
The communication of this Pre-Announcement and any other offer documents relating to the Offer is directed only at persons in the U.K. who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order, or (iii) any other persons to whom it may otherwise lawfully be communicated under the Order (all such persons together being referred to as "Relevant Persons"). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
4	European Economic Area
The Offer described in this Pre-Announcement is only being made within the European Economic Area ("EEA") pursuant to existing exemptions under Directive 2003/71/EC (as amended and together with any applicable adopting or amending measures in any relevant member state (as defined below), the "Prospectus Directive"), as implemented in each member state of the EEA (each a "Relevant Member State"), from the requirement to publish a prospectus that has been approved by the competent authority in that Relevant Member State and published in accordance with the Prospectus Directive as implemented in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive.
D	Additional Information
Additional information on the Offer is expected to be published on or around 13 May 2019 electronically through the same media.

E	Identification
	Security number	ISIN	Ticker Symbol
Panalpina registered shares	216'808	CH0002168083	PWTN
DSV registered shares	n/a	DK0060079531	DSV

Hedehusene (Denmark), 1 April 2019

Financial Advisor:

Tender Agent: